SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FIRST AMENDMENT TO THE PRIVATE INSTRUMENT OF ISSUANCE DEED OF THE 8TH (EIGHTH) ISSUANCE OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN UP TO 3 (THREE) SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS By this private instrument, on the one hand, (1) CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a corporation with registration as a securities issuer, category "A", with the Brazilian Securities and Exchange Commission ("CVM"), in the operational phase, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, No. 26, Store A, Centro, ZIP Code 20030-900, enrolled in the National Register of Legal Entities of the Ministry of Finance ("CNPJ") under No. 00.001.180/0001-26, with its constitutive instruments registered with the Commercial Registry of the State of Rio de Janeiro ("JUCERJA") under NIRE 33.300.346.767, herein represented in accordance with its bylaws ("Issuer"); and, on the other hand, (2) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability business company, with headquarters in the city of São Paulo, State of São Paulo, at Rua Gilberto Sabino, No. 215, suite 41, room 2, Pinheiros, ZIP Code 05425-020, registered with the CNPJ under No. 22.610.500/0001-88, in this act represented pursuant to its articles of association ("Fiduciary Agent"), in its capacity as representative of the holders of Deben tures (as defined below); (“Debenture Holders”); the Issuer and the Fiduciary Agent being hereinafter referred to, jointly, as "Parties" and, individually and interchangeably, as "Party"; WHEREAS: (A) at a Meeting of the Board of Directors of the Issuer, held on February 6, 2026 ("Issuer's RCA"), the minutes of which were filed with JUCERJA under No. 7586651, on February 10, 2026, to be published in the newspaper "Valor Econômico" ("Issuer's Publication Journal"), with simultaneous disclosure of its entirety on the Issuer's Publication Journal page on the worldwide computer network, which must provide digital certification of the authenticity of documents maintained on its own pages issued by a certifying authority accredited within the Brazilian Public Key Infrastructure (ICP-Brasil), pursuant to article 289 of Law No. 6,404, of December 15, 1976, as amended ("Corporations Law"), it was resolved, among other matters, the execution of the 8th (eighth) issuance of simple debentures, non-convertible into shares, of the unsecured type, in up to 3 (three) series, of the Issuer ("Issuance" and "Debentures", respectively), for public distribution, under the automatic registration procedure, without prior analysis by the CVM, intended for Professional Investors (as defined in the Issuance Deed (as defined below)), pursuant to article 59 of the Corporations Law, Law No. 6,385, of December 7, 1976, as amended, CVM Resolution No. 160, of July 13,2022, as amended, and other applicable legal provisions ("Offering"), as well as their respective terms and conditions, and the execution of the Issuance Deed, its subsequent amendments, and the other Offering and Issuance documents to which the Issuer is a party, as well as their respective terms and conditions; (B) the Parties executed, on February 6, 2026, the "Private Instrument of the Issuance Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("Issuance Deed"); (C) the Issuance, as well as the execution of this First Amendment (as defined below), have already been approved by the Issuer through the Issuer's RCA; (D) on February 23, 2026, the Bookbuilding Procedure (as defined in the Issuance Deed) was carried out, subject to the provisions of the Issuance Deed, to verify demand for the Debentures, in order to define (i) the final quantity of Debentures in each Series (as defined in the Issuance Deed), considering the possible exercise of the Additional Lot Option (as defined in the Issuance Deed), subject to the Minimum Amount (as defined in the Issuance Deed) and the Maximum Amount (as defined in the Issuance Deed); (ii) the existence of the Debentures of the First Series (as defined in the Issuance Deed) and the Debentures of the Second Series (as defined in the Issuance Deed); (iii) the final rate of the Remuneration (as defined in the Issuance Deed) of the Debentures of each Series (as defined in the Issuance Deed), subject to the Ceiling Rate (as defined in the Issuance Deed) of each of the Series; and (iv) the total amount of the Issuance, with the Parties being authorized and obligated to execute this amendment to the Issuance Deed, pursuant to Clauses 2.3.2 and 3.8.2 of the Issuance Deed, in order to reflect the result of the Bookbuilding Procedure, without the need for new corporate approval by the Issuer or holding of a General Meeting of Debenture Holders to approve the matters of this First Amendment; and (E) the Debentures have not yet been subscribed to and paid up, so that it is not necessary to hold a General Meeting of Debenture Holders (as defined in the Issuance Deed) to approve the matters of this First Amendment. RESOLVE to execute this "First Amendment to the Private Instrument of the Issuance Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("First Amendment"), to reflect the result of the Bookbuilding Procedure, pursuant to the following Clauses and conditions. Capitalized terms used herein, whether in singular or plural, shall have the meaning attributed to them in the Issuance Deed. 1. AMENDMENTS 1.1. In view of the determination to execute the Issuance in 3 (three) series within the scope of the Bookbuilding Procedure, the Parties resolve to change the name of the Issuance Deed, which shall now be called "Private Instrument of the Issuance Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in 3(Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras". 1.2. In view of the completion of the Bookbuilding Procedure, the Parties resolve to amend the wording of Clauses 3.4.1, 3.5.1, 3.8.1, 4.8, 4.11.1, 4.11.2 and 4.11.3 in order to reflect the result of the Bookbuilding Procedure, so that such Clauses shall be in force with the following wording: "3.4.1 The Issuance is carried out in 3 (three) series ("First Series", "Second Series" and "Third Series" and, jointly, "Series"). For purposes of this Issuance Deed, "Debentures of the First Series" means the Debentures issued under the First Series; "Debentures of the Second Series" means the Debentures issued under the Second Series; and "Debentures of the Third Series" means the Debentures issued under the Third Series. “3.5.1 The total amount of the Issuance is R$ 2,000,000,000.00 (two billion Reais) ("Total Amount of the Issuance"), of which (i) R$ 1,267,100,000.00 (one billion, two hundred sixty-seven million, one hundred thousand reais) corresponds to the Debentures of the First Series, (ii) R$ 368,900,000.00 (three hundred sixty-eight million, nine hundred thousand Reais) corresponds to the Debentures of the Second Series, and (iii) R$ 364,000,000.00 (three hundred sixty-four million Reais) corresponds to the Debentures of the Third Series." "3.8.1 The investment interest collection procedure was adopted, organized by the Coordinators, with or without receipt of reservations, pursuant to articles 61 and 62 of CVM Resolution 160, as well as pursuant to the Distribution Agreement, to verify demand for the Debentures, which defined (i) the final quantity of Debentures in each Series; (ii) the existence of the Debentures of the First Series, the Debentures of the Second Series and the Debentures of the Third Series; (iii) the final rate of the Remuneration of the Debentures of each Series; and (iv) the Total Amount of the Issuance ("Bookbuilding Procedure")." "4.8.1 2,000,000 (two million) Debentures were issued on the Issuance Date ("Total Quantity of Debentures"), of which (i) 1,267,100 (one million, two hundred sixty-seven thousand, one hundred) Debentures of the First Series, (ii) 368,900 (three hundred sixty-eight thousand, nine hundred) Debentures of the Second Series, and (iii) 364,000 (three hundred sixty-four thousand) Debentures of the Third Series." “4.11. Remuneration. 4.11.1. Remuneration of the Debentures of the First Series. Interest corresponding to 6.8000% (six and eight thousand ten-thousandths percent) per annum, on a 252 (two hundred and fifty-two) Business Days basis, shall accrue on the Updated Unit Nominal Value of the Debentures of the First Series ("Remuneration of the Debentures of the First Series"), accruing from the Profitability Start Date of the Debentures of the First Series or the immediately preceding Remuneration Payment Date of the Debentures of the First Series (inclusive), as applicable, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the First Series shall follow the following formula: 𝐽 = 𝑉𝑁𝑎 ∗ (InterestFactor − 1)where: J = unit value of the Remuneration of the Debentures of the First Series due at the end of the Capitalization Period (as defined below), calculated to 8 (eight) decimal places, without rounding. VNa = Updated Unit Nominal Value of the Debentures of the First Series, informed/calculated to 8 (eight) decimal places, without rounding; InterestFactor = Fixed interest factor, calculated to 9 (nine) decimal places, with rounding, according to the following formula: InterestFactor Where: Rate = 6.8000. DP = number of Business Days between the Profitability Start Date of the Debentures of the First Series or the immediately preceding Remuneration Payment Date of the Debentures of the First Series, inclusive, as applicable, and the calculation date, exclusive, "DP" being a whole number.” “4.12.1. Remuneration of the Debentures of the Second Series. Interest corresponding to 6.7116% (six and seven thousand one hundred sixteen ten- thousandths percent) per annum, on a 252 (two hundred and fifty-two) Business Days basis, shall accrue on the Updated Unit Nominal Value of the Debentures of the Second Series ("Remuneration of the Debentures of the Second Series"), accruing from the Profitability Start Date of the Debentures of the Second Series or the immediately preceding Remuneration Payment Date of the Debentures of ratethe Second Series (inclusive), as applicable, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the Second Series will comply with the following formula: 𝐽 = 𝑉𝑁𝑎 ∗ (InterestFactor − 1)where: J = unit value of the Remuneration of the Debentures of the Second Series due at the end of the Capitalization Period calculated to 8 (eight) decimal places, without rounding. VNa = Updated Unit Nominal Value of the Debentures of the Second Series, informed/calculated to 8 (eight) decimal places, without rounding; InterestFactor = Fixed interest factor, calculated to 9 (nine) decimal places, with rounding, according to the following formula:InterestFactor Where: Rate = 6.7116. DP = number of Business Days between the Profitability Start Date of the Debentures of the Second Series or the immediately preceding Remuneration Payment Date of the Debentures of the Second Series, inclusive, as applicable, and the calculation date, exclusive, "DP" being a whole number.” “4.13.1. Remuneration of the Debentures of the Third Series. Interest corresponding to 6.6752% (six and six thousand seven hundred fifty-two ten- thousandths percent) per annum, on a 252 (two hundred and fifty-two) Business Days basis, shall accrue on the Updated Unit Nominal Value of the Debentures of the Third Series ("Remuneration of the Debentures of the Third Series"), accruing from the Profitability Start Date of the Debentures of the Third Series or the immediately preceding Remuneration Payment Date of the Debentures of the Third Series (inclusive), as applicable, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the Third Series will comply with the following formula: rate𝐽 = 𝑉𝑁𝑎 ∗ (InterestFactor − 1)where: J = unit value of the Remuneration of the Debentures of the Third Series due at the end of the Capitalization Period calculated to 8 (eight) decimal places, without rounding. VNa = Updated Unit Nominal Value of the Debentures of the Third Series, informed/calculated to 8 (eight) decimal places, without rounding; InterestFactor = Fixed interest factor, calculated to 9 (nine) decimal places, with rounding, according to the following formula: InterestFactor Where: Rate = 6.6752. DP = number of Business Days between the Profitability Start Date of the Debentures of the Third Series or the immediately preceding Remuneration Payment Date of the Debentures of the Third Series, inclusive, as applicable, and the calculation date, exclusive, "DP" being a whole number.” 1.3. Finally, in view of the completion of the Bookbuilding Procedure, the Parties resolve to delete Clauses 2.3.2, 3.4.3, 3.4.4, 3.8.2, 3.11, 4.8.2, 4.11.1.1, 4.11.2.1 and 4.11.3.1 from the Issuance Deed. 2. GENERAL PROVISIONS 2.1. All terms and conditions of the Issuance Deed that have not been expressly amended by this First Amendment are, in this act, ratified and remain in full force and effect, with the "General Provisions" provided for in Clause 11 of the Issuance Deed applying to this First Amendment as if they were transcribed herein. 2.2. The Issuer represents and warrants that the representations provided in Clause 10 of the Issuance Deed remain true, correct and fully valid and effective on the execution date of this First Amendment. rate2.3. This First Amendment shall be duly disclosed in the electronic system available on the CVM's page on the worldwide computer network within 7 (seven) Business Days from the execution date of this Amendment, pursuant to article 33, item XVII, and paragraph 8 of CVM Resolution 80 and article 62, item I, and paragraph 5 of the Corporations Law. 2.4. Should any of the provisions of this First Amendment be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect. 2.5. This First Amendment and the Debentures constitute an extrajudicial enforceable instrument, pursuant to article 784, items I and III, of Law No. 13,105, of March 16, 2015, as in force ("Code of Civil Procedure"), and the obligations contained therein are subject to specific performance, in accordance with articles 815 and following of the Code of Civil Procedure. 2.6. For purposes of article 10, paragraph 2, of Provisional Measure No. 2,200-2, of August 24, 2001, the Parties agree and accept that this First Amendment may be signed electronically through DocuSign, with digital certificates issued by ICP-Brasil, and such electronic signatures shall be legitimate and sufficient to prove (i) the identity of each legal representative, (ii) each Party's intention to execute this instrument and (iii) the integrity of this instrument and any amendments. 2.7. The Parties agree that, for all legal purposes, the date of commencement of the effects of this First Amendment shall be the date of this document, even if any of the Parties signs this First Amendment electronically at a later date, for any reason, in which case the Parties, from this moment, agree to the retroactivity of the effects of this instrument to the date mentioned herein. 2.8. This First Amendment is governed by the laws of the Federative Republic of Brazil. 2.9. The Parties elect the jurisdiction of the District of São Paulo, State of São Paulo, with express waiver of any other, however privileged it may be or may become, as competent to resolve any controversies or disputes arising from or related to this First Amendment. In witness whereof, being thus agreed, the Parties, binding themselves and their successors, execute this First Amendment electronically. Rio de Janeiro, February 23, 2026. [signatures follow on the following pages] [remainder of this page intentionally left blank]Signature page of the "First Amendment to the Private Instrument of the Issuance Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras"CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRASName: Position:Name: Position:VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.Name: Position:Name: Position:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.